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Charlotte, NC  28202-4025
+1  704  339  3100  Main
+1  704  339  3101  Fax
www.dechert.com

Frederick H. Sherley

frederick.sherley@dechert.com
+1 704 339 3151  Direct
+1 704 339 3171  Fax

September 1, 2011

Via Edgar

Ms. Linda Stirling

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	HSBC Investor Funds (“Registrant”) File Nos. 033-07647 and 811-04782 Post-Effective Amendment No. 137 to the Registration Statement on Form N-1A

Dear Ms. Stirling:

This letter responds to the comments that you provided to me in a telephone conversation earlier today regarding Post-Effective Amendment No. 137 to the Registrant’s Registration Statement on Form N-1A (“PEA 137”). PEA 137 was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on July 29, 2011, to reflect a change in the industry concentration policy of and certain other changes to the registration statement with respect to the HSBC Frontier Markets Fund, a new series of the Registrant (the “Fund”).

The changes described in this letter will be reflected in a post-effective amendment to the Registrant’s Registration Statement, which is expected to be filed with the SEC tomorrow. As we have discussed, the Registrant also is seeking to accelerate this amendment pursuant to Rule 461(a) under the Securities Act of 1933, as amended, so that it will become effective tomorrow.

Your comments and the Registrant’s responses are set forth below. Capitalized terms that are not defined in this letter have the meanings given to them in the Registrant’s Registration Statement.

US   Austin   Boston   Charlotte   Hartford   Los Angeles   New York   Orange County   Philadelphia   Princeton   San Francisco

Silicon Valley   Washington DC   EUROPE   Brussels   Dublin   London   Luxembourg   Moscow   Munich   Paris   ASIA   Beijing   Hong Kong

Fee tables/examples:

1.          Comment. Please disclose whether “Acquired Fund Fees and Expenses” are included in the exclusion from the fee waiver.

Response. The Fund does not expect to have Acquired Fund Fees and Expenses to an extent that will require disclosure in the Fund’s fee table. Accordingly, the fee table will not be amended to include information about Acquired Fund Fees and Expenses.

2.          Comment. Please revise the fee table and example to remove the references to, and the effects of, the expense limitation arrangement, because it will be in effect for less than one year.

Response. The contractual expense limitation agreement between HSBC Global Asset Management (USA), Inc. (the “Adviser”) and the Registrant, on behalf of the Fund, will be effective through September 1, 2012. Accordingly, the expiration date of the expense limitation agreement will be updated in the footnotes to the fee table, and the arrangement reflected as appropriate in the expense table.

3.          Comment. Please confirm that the change in the industry concentration fundamental policy has been approved by the Fund's shareholders.

Response. The initial shareholder of the Fund is approving the change in the industry concentration policy in connection with its initial investment in the Fund.

4.          Comment. In the fourth paragraph in the description of the Fund's investment strategies on page four, please provide a more detailed explanation of the industries considered to be included in the financial services group of industries. For example, are broker-dealers and mortgage servicers included?

The Registrant will add the following disclosure to the description of the Fund’s investment strategy:

For purposes of the Fund’s investments, the financial services group of industries includes, among other things, banks, asset management companies, investment banking companies, brokerage companies, custody banks, and insurance companies.

5.          Comment: In light of the correspondence regarding derivatives disclosure dated July 30, 2010 from Barry Miller of the staff of the Securities and Exchange Commission to the Investment

Company Institute, please include a more precise statement as to the aggregate use of derivatives by the Fund.

Response: The Registrant will amend the paragraph describing the Fund’s use of derivatives in the Principal Investment Strategies section to include the following sentence:

The Fund’s use of derivatives will vary depending on market conditions and the ability of the Fund to invest directly in securities providing the desired exposure, but derivatives are expected normally to comprise a minority of the Fund’s investments.

6.          Comment: The principal investment risks section suggests that there is exposure to commodities risk; please tie this risk to the investment strategy to the extent that it is material, or delete the references if it is not.

Response: The Registrant submits that there is already appropriate disclosure in the Fund’s Principal Investment Strategies section, which includes a sentence stating: “The Fund is heavily exposed to commodity (such as oil) producing countries through its investments in frontier market countries."

7.          Comment: On the page discussing the privacy policy, please remove the statement that the privacy policy is not a part of the prospectus.

Response: The Registrant has removed its privacy policy from its Registration Statement.

* * * *

Please address any questions you may have concerning this letter to me at (704) 339-3151. Thank you in advance for your attention to this letter.

Very truly yours,

/s/ Frederick H. Sherley

Frederick H. Sherley